INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933            Facsimile: (678) 840-2126

April 30, 2014

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks Co-Optivist Income BDC II, Inc.

Comments to Form N-2, Post-Effective Amendment No. 5

Filed April 3, 2014

File No. 333-176182

Dear Ms. Stout:

I am writing as counsel to VII Peaks Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up our phone conversation on April 28, 2014 regarding the Post-Effective Amendment No. 5 to the Company’s Form N-2 filed on April 3, 2014, and the accompanying correspondence. Below are answers to the issues we discussed:

1.	The Company confirms that there is no current expense support agreement in place between the investment manager and the Company.

2.	The Company confirms that it will prepare a supplement to its prospectus to amend its fee and expense table (currently on page 13 of the prospectus) to reflect the payment of interest in the table.

3.	In the final prospectus, the Company will modify the “Source of Distribution” tables to use the same terminology that is used in the Statement of Changes in Net Assets included in its financial statements, and in particular will rename the line called “Distributions on account of preferred and common equity” to be “Distributions from paid in capital.”

4.	In the final prospectus and future reports beginning with the Form 10-Q for the period ending March 31, 2014, the Company will reflect management fee payables and incentive fee payables on separate lines on its balance sheet.

5.	In the final prospectus and future reports beginning with the Form 10-Q for the period ending March 31, 2014, the Company will reflect any payable due under the Administration Agreement on a separate line from payables due to unrelated third parties.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

April 30, 2014

6.	In the final prospectus and future reports beginning with the Form 10-Q for the period ending March 31, 2014, the Company will reflect the name of the money market fund and the rate payable on money market balances in the Schedule of Investments.

7.	The Company confirms that it is in compliance with its obligations under Section 19 of the Investment Company Act to send notices to its shareholders when it determines that a distribution has been paid from a source other than net investment income.

8.	With regard to whether the Company is in compliance with its obligation to invest at least 70% of its assets in eligible portfolio companies, the Company receives an independent assessment of whether this test has been met each quarter from US Bancorp Fund Services, LLC, which reported that the Company had 86.73% of its assets in eligible portfolio companies as of December 31, 2013.

9.	In the final prospectus and future reports beginning with the Form 10-Q for the period ending March 31, 2014, the Company will reflect in the Schedule of Investments the terms of any PIK features in the column beside each investment where the coupon rate and maturity date are currently reflected, and will use footnotes where the terms cannot be fully shown the limited space available in that column.

10.	The Company has reviewed your comment about the rates on investments not being correlated to where the investment stands in the capital structure of the issuer, and the Company is confident that it has properly summarized the terms of the investments and properly categorized each investment.

11.	The reference to “yield” in the Form 8-K’s filed on or about November 20, 2013 and February 14, 2014 was an inadvertent mistake. The Company will monitor all communications more diligently in the future to ensure that the term “distribution rate” is used instead when distributions have been paid from paid in capital.

12.	In the final prospectus and future reports beginning with the Form 10-Q for the period ending March 31, 2014, the Company will reflect in the Schedule of Investments the name of the money market fund and the rate payable on money market balances.

13.	In the final prospectus and future reports beginning with the Form 10-Q for the period ending March 31, 2014, the discussion of the Company’s agreement to reimburse the current manager organization and offering expenses incurred by the prior manager will be modified to clarify that such obligation will be subject to the 1.5% limitation on reimbursement of organization and offering expenses.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

April 30, 2014

14.	In the final prospectus and future reports beginning with the Form 10-Q for the period ending March 31, 2014, the discussion of the agreements with the prior manager will be modified to delete the following sentence: “The expense reimbursement agreement allows the Prior Manager and the Fund to offset the receivable in favor of the Fund created under the expense reimbursement agreement against the contingent payable owed by the Fund to the Prior Manager under the investment advisory agreement, resulting in a net receivable or payable position.”

15.	The Company has reviewed the assumptions used in its fees and expenses table on page 13 of the prospectus. The Company will revise the table to estimate “other expenses” over the next year to be $1,000,000. The amount is based upon the level of expenses incurred in the first quarter, with a slight downward adjustment based on the fact that the first quarter has more non-recurring expenses than other quarters (for example, the costs associated with the Company’s annual meeting of shareholders largely fall in the first quarter). The Company is still confident that it will sell approximately $68 million of common stock in the next year. The Company does not believe that sales over the last year are reflective of the level of sales that will be achieved over the next year. Sales were significantly interrupted last year due to a three month delay resulting from a restatement of the Company’s financial statements, followed by the failure of its managing broker dealer, which caused the Company to lose a number of broker dealer relationships. The Company has reestablished many of the relationships, and bases its estimate on information provided by broker dealers with which it currently has relationships, combined with projections of modest growth in relationships from the current level. The change in the estimate of other expenses will result in an increase in the “other expense” ratio to approximately 1.6% over the next year. Besides updating the fees and expenses table and accompanying notes, the Company will also update the 1, 3, 5 and 10 year fees and expenses example to reflect the higher level of “other expenses.”

16.	The current manager has committed to repay the receivable assumed from the prior manager in the amount of $250,000 by June 1, 2014, June 30, 2014, and September 30, 2014, with the balance on December 31, 2014. The Company believes the amount is fully collectible based on the current manager’s current and projected operations. The Company does not believe that the receivable constitutes a loan to an affiliate. It represents any amount due from the prior manager that was incurred in the ordinary course of business under a contract, which is distinguishable from a loan or investment. Such amounts are a regular and ordinary outcome of business relationships between a fund and its manager, which are specifically permitted under the Investment Company Act.

I look forward to discussing this with you after you have had a chance to review it.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

April 30, 2014

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

April 30, 2014

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated April 30, 2014, by Robert J. Mottern, counsel for the VII Peaks Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

___________________

April 30, 2014

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS
GILLETT MOTTERN & SIMS, LLC

Robert J. Mottern, Esq.

Encl.

Cc: